EXHIBIT 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Two Further Debt Facilities for a Total of $127 Million

Amsterdam, Netherlands; December 14, 2009 — AerCap Holdings N.V. (NYSE: AER) today announced that it has signed two debt facility agreements which provide funding for a total of $127 million.

One of the facilities, in the amount of $67 million, has been signed with Norddeutsche Landesbank Girozentrale for the financing of two existing Airbus A330 aircraft on long term leases. The other facility, in the amount of $60 million, has been signed with Natixis Transport Finance S.A. to provide financing for investments made by AerCap.

Keith Helming, Chief Financial Officer of AerCap said: “AerCap is delighted to close these transactions and to expand our relationship with these two important participants within our industry. AerCap has successfully accessed $5 billion of debt facilities over the last two years of which $1.7 billion closed in the financial year 2009. This is a significant endorsement of our business model.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com